UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ELTEK LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.6 per share
(Title of Class of Securities)

M40184 10 9
(CUSIP Number)

Nistec Ltd.
43 Hasivim Street, Petach Tikva, Israel
(972) 3-929-2550
Attention: Yitzhak Nissan

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Nistec Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: BK and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 5,122,095 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 5,122,095 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,122,095 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.5%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Yitzhak Nissan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: BK and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 5,122,095 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 5,122,095 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,122,095 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.5%
14	TYPE OF REPORTING PERSON: IN

This Statement on Schedule 13D dated November 12, 2013 is being filed by Nistec Ltd. and Mr. Yitzhak Nissan (the “Reporting Persons”) to report the acquisition of 5,122,095 ordinary shares, nominal value NIS  (New Israeli Shekels) 0.6 (the “Shares”), of Eltek Ltd. (the “Issuer”). The Reporting Person acquired the Shares through two concurrent transactions: 3,532,655 of the Shares were issued by the Issuer to the Reporting Person (the “Investment Transaction”), and 1,589,440 of the Shares were purchased from Merhav M.N.F. Ltd., a shareholder of the Issuer (the “Merhav Transaction”). Pursuant to the two transactions, Nistec Ltd. holds 50.5% of the Issuer’s Shares.

Item 1.    Securities and Issuer

The class of equity securities to which this statement relates is the ordinary shares, par value NIS 0.6 per ordinary share (“Ordinary Shares”) of Eltek Ltd. (“Issuer”), an Israeli corporation, whose principal executive offices are located at Sgoola Industrial Zone, Petach Tikva, Israel. The Issuer is a leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards.

Item 2.    Identity and Background.

This statement on Schedule 13D dated November 12, 2013 is being filed by Nistec Ltd., a private company incorporated under the laws of the State of Israel and controlled by Mr. Yitzhak Nissan. Nistec Ltd. is a leader in the delivery of innovative electronics manufacturing and design services. Founded in 1985, Nistec Ltd. provides a one-stop-shop solution for electronics outsourcing.  Nistec's comprehensive line of services starts with NPI (new product introduction) through printed circuit board (“PCB”) design and then PCB assembly, providing a full turn-key solution. Mr. Nissan is an Israeli citizen and the Chief Executive Officer of Nistec Ltd. The principal business address of the Reporting Persons is 43 Hasivim Street, Petach Tikva, Israel.

During the past five years, neither Mr. Nissan, Nistec Ltd. nor, any of its directors and executive  officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The total consideration in cash paid by Nistec Ltd. in both the Investment Transaction and the Merhav Transaction was US$ 6,500,000.

Nistec Ltd. obtained part of the funds used for the acquisitions from a loan extended by Bank Leumi Le’Israel in the amount of approximately US$4,755,165 (based on the exchange rate between the NIS and the US dollar published by the Bank of Israel on the date of the transactions). The remaining funds were obtained from the working capital of Nistec Ltd. The 5,122,095 Ordinary Shares that Nistec Ltd. acquired in both the Merhav Transaction and the Investment Transaction, constitute collateral for the bank’s funding.

Item 4.    Purpose of Transaction.

Nistec Ltd. has acquired the Shares for the purpose of investing in and obtaining control over the Issuer, whose business is complementary to the business of the Nistec. Pursuant to the Investment Transaction, certain of the Issuer’s directors have resigned as directors, and four new directors were nominated for election, and subsequently elected by the Issuer’s shareholders, including Mr. Yitzhak Nissan, who was elected as Chairman of the Board. The Issuer also amended its Articles of Association as part of the Investment Transaction.

The Reporting Persons intend to review the investment in the Issuer on a regular basis. The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in the ordinary shares of the Issuer, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deems advisable to benefit from, among other things, changes in market prices of the Shares or changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate the investment, the Reporting Persons may routinely monitor the price per share of the Shares as well as the Issuer’s business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, other investors and any applicable governmental agencies. Such factors and discussions may materially affect the Reporting Persons' investment purpose and may result in the Reporting Persons modifying their ownership of the Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Further, the Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans and/or make other proposals, and take any and all actions with respect to their investment in the Issuer as they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional ordinary shares or dispose of some or all of the Shares beneficially owned by them, in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions and subsequent developments affecting the Issuer. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.    Interest in Securities of the Issuer.

 For the purposes of this statement, Nistec Ltd. and Mr. Yitzhak Nissan report that:

(a)          Nistec Ltd. owns 50.5% of Issuer’s Ordinary Shares as of this date. Nistec Ltd. is controlled by Mr. Yitzhak Nissan, who beneficially owns all of the shares owned by Nistec Ltd.

(b)          Nistec Ltd. and Mr. Nissan have the shared power to vote (or direct the vote of) and the shared power to dispose or direct the disposition of the 5,122,095 shares of the Issuer’s Ordinary Shares currently beneficially owned by the Reporting Persons.

(c)          Other than the Transactions described under Items 3 and 4 above, neither Nistec Ltd. nor Mr. Nissan have engaged in any other transaction to sell or purchase any Ordinary Shares of the Issuer within the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 19, 2013, Nistec Ltd. and Merhav M.N.F. Ltd. entered into a share purchase agreement for the Merhav Transaction, as described above in Item 3.

On August 19, 2013, Nistec Ltd. and the Issuer entered into an Investment Agreement, as described above in Item 3. Pursuant to the Investment Agreement, Nistec Ltd. and the Issuer also agreed on: (i) the appointment of new directors, (ii) providing new arrangements of compensation to such new directors that are not employed or otherwise retained by the Issuer, (iii) providing insurance to the new and existing directors, (iv) adopting new Articles of Association, (v) granting waiver and release letters, and exculpation letters, to officers and directors of the Issuer and (vi) paying an amount equal to $200,000 (plus applicable VAT) to Merhav M.N.F. Ltd. as a finder fee. The foregoing summary of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the Investment Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference. As security for the loan Nistec Ltd. pledged its shareholdings in the Issuer in favor of the bank.

On November 1, 2013, Nistec Ltd. and Bank Leumi Le’Israel entered into a Loan Agreement, as described above in Item 3.

Items 7.  Material to be Filed as Exhibits.

Exhibit 1	Principal Terms of the Loan agreement between Nistec Ltd. And Bank Leumi Le’Israel, dated November 1, 2013.
Exhibit 2	Share Purchase Agreement between Merhav M.N.F Ltd. and Nistec Ltd. dated August 19, 2013.
Exhibit 3	Investment Agreement between Eltek Ltd. and Nistec Ltd. dated August 19, 2013.
Exhibit 4	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 12, 2013

By:	Nistec Ltd. /s/ Yitzhak Nissan
Name: Title:	Yitzhak Nissan Chief Executive Officer Yitzhak Nissan /s/ Yitzhak Nissan